SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the Month of March 2010
SHINHAN FINANCIAL GROUP CO., LTD.
(Translation of registrant’s name into English)
120, 2-Ga, Taepyung-Ro, Jung-Gu, Seoul 100-102, Korea
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑      Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.

Summary of FY 2009 Business Report
On March 31, 2010, Shinhan Financial Group (“SFG”) filed its 2009 FY Business Report (the “Business Report”) with the Financial Supervisory Service of the Republic of Korea (“Korea”) pursuant to the Financial Investment Services and Capital Market Act of Korea. This is the summary of the Business Report translated into English. Non-material or previously disclosed information are omitted or abridged.
The financial information in this report has been prepared in accordance with accounting principles generally accepted in Korea.
Exhibit 99-1
Independent Accountant’s Audit Report (Non-consolidated Financial Statements) of Shinhan Financial Group as of Dec. 31, 2009
Exhibit 99-2
Independent Accountant’s Audit Report (Consolidated Financial Statements) of Shinhan Financial Group as of Dec. 31, 2009

1. Introduction of the Group
Company History in 2008 through 2010
•	March 2008 : JSC Shinhan Bank Kazakhstan, a subsidiary of Shinhan Bank, joins SFG as an indirect subsidiary

•	April 2008 : SFG and Shinhan Bank obtain the Federal Reserve Bank’s approval to become Financial Holding Companies

•	April 2008 : Shinhan Bank China Limited, a subsidiary of Shinhan Bank, joins SFG as an indirect subsidiary

•	May 2008 : Shinhan AITAS, a fund administration and accounting subsidiary of Shinhan Bank, joins SFG as an indirect subsidiary

•	June 2008 : Shinhan-KTF Mobile Card, a joint-venture company with KT Freetel, joins SFG as an indirect subsidiary

•	August 2008 : Shinhan Private Equity Fund II joins SFG as an indirect subsidiary

•	September 2008 : Shinhan Bank Canada joins SFG as an indirect subsidiary

•	January 2009: Shinhan BNP Paribas Asset Management launched through the merger of Shinhan BNP Paribas ITMC and SH Asset Management

•	June 2009 : SH&C separated from SFG after SFG consummated share transfers of SH&C

•	Aug. 2009 : Corporate name of Good Morning- Shinhan Securities changed (Shinhan Investment)

•	Sep. 2009 : SBJ became an indirect subsidiary of SFG

•	Oct. 2009 : Shinhan Vietnam Bank became an indirect subsidiary of SFG

•	Nov. 2009 : Liquidated Shinhan Finance Ltd. , an indirect subsidiary of SFG

•	Dec. 2009 : Shinhan Capital Petra PEF became an indirect subsidiary of SFG

•	Jan. 2010 : Shinhan Data System became a subsidiary of SFG
Change in Management
On March 24, 2010 the Board of Directors of Shinhan Financial Group appointed Mr. Eung Chan Ra as the Chairman of the Group and Ms. Sung Bin Chun as the Chairman of the Board of Directors.
Change in Capital Stock
The number of our common shares has increased by 78,000,000 shares on March 25, 2009 as a result of a rights offering. The subscription price for the new common shares was KRW 16,800 per share. The aggregate proceed from this offering was KRW 1,310,400 million prior to adjusting for the underwriting commissions and other offering expenses. Please refer to our Form filed on February 2, 2009 for more details regarding the rights offering.
Dividend for FY 2009
1) Dividend Amount for Common Stock: KRW 189,680 million
2) Dividend Amount for Preferred Stock: KRW 238,180 million
3) Total Dividend Amount: KRW 427,860 million
Principal Subsidiaries under Korean Law (as of March 31, 2010)
Direct Subsidiaries

Subsidiaries	Ownership by SFG
Shinhan Bank	100.0%
Shinhan Card	100.0%
Shinhan Investment Corp.	100.0%
Shinhan Life Insurance	100.0%
Shinhan Capital	100.0%
Jeju Bank1)	68.9%
Shinhan BNP Paribas Asset Management2)	65.0%
Shinhan Data System	100.0%
Shinhan Credit Information	100.0%
Shinhan Private Equity	100.0%
Shinhan Macquaire Financial Advisory	51.0%
SHC Management	100.0%

1)	Jeju Bank is currently listed on the Korea Exchange.

2)	In January 2009, SH Asset Management and Shinhan BNP Paribas ITMC merged to form Shinhan BNP Paribas Asset Management.

3)	In January 2010, Shinhan Data System, formerly a subsidiary of Shinhan Bank became a direct subsidiary of the Group.
Indirect subsidiaries held through direct subsidiaries

		Ownership by the
Direct Subsidiaries	Indirect Subsidiaries	Parent
Shinhan Bank	Shinhan Asia Limited	100.00%
	Shinhan Bank America	100.00%
	Shinhan Bank Europe	100.00%
	Shinhan Vina Bank	50.00%
	CHB Valuemeet 2001 year 1st Securitization	50.00%
	CHB Valuemeet 2001 year 2nd Securitization	50.00%
	CHB Valuemeet 2002 year 1st Securitization	50.00%
	Shinhan Khmer Bank Limited	80.1%
	Shinhan Bank Kazakhstan	100.00%
	Shinhan Bank China Limited	100.00%
	Shinhan AITAS	89.6%
	Shinhan Bank Canada	100.00%
	Shinhan Bank Japan	100.00%
	Shinhan Vietnam Bank	100.00%

		Ownership by the
Direct Subsidiaries	Indirect Subsidiaries	Parent
Shinhan Card	Shinhan-KT Mobile Card	50.00%

Shinhan Investment Corporation	Shinhan Investment Corporation Europe Ltd.	100.00%
	Shinhan Investment Corporation USA Inc.	100.00%
	Shinhan Investment Corporation Asia Ltd.	100.00%

Shinhan Private Equity	Shinhan NPS Private Equity Fund 1st	5.00	%1)
	Shinhan Private Equity Fund II	2.17	%2)

Shinhan Capital	PETRA PEF	23.8%

1)	Shinhan Financial Group and its subsidiaries currently own 36.7% of Shinhan NPS Private Equity Fund 1st.

2)	Shinhan Financial Group and its subsidiaries currently own 32.6% of Shinhan Private Equity Fund II.
Number of Shares

	Number of Shares
Types of Shares	As of Dec. 31, 2008	As of Dec. 31, 2009
Common Shares	396,199,587	474,199,587
Redeemable Preferred Shares	47,690,251	38,373,459
Redeemable Convertible Preferred Shares	14,721,000	14,721,000
Total	458,610,838	527,294,046
2. Business Results
Operation Results
(KRW billion)

	2009	2008	2007
	(Jan.1~Dec.31)	(Jan.1~Dec.31)	(Jan.1~Dec.31)
Operating income	2,097.9	3,039.3	3,737.4
Non-operating income	126.2	223.6	277.7
Non-operating expense	244.7	261.9	102.0
Earnings before income tax	1,979.4	3,001.0	3,913.1
Income taxes	666.7	971.2	549.0
Pre-acquisition income in subsidiaries	0.0	(0.4)	874.1
Consolidated net income	1,328.2	2,025,7	2,490.0
Net income in majority interest	1,305.3	2,018.7	2,396.4
Net income in minority interest	22.9	7.0	93.6

F	Some of the totals may not sum due to rounding.

Source and Use of Funds
Source of Funds

	2009				2008				2007
	(Jan.1~Dec.31)				(Jan.1~Dec.31)				(Jan.1~Dec.31)
	Average Balance		Interest	Interest	Average Balance		Interest	Interest	Average Balance		Interest	Interest
(In KRW hundred million, %)	Ratio (%)		Paid	Rate (%)	Ratio (%)		Paid	Rate (%)	Ratio (%)		Paid	Rate (%)
Source
Fund in KRW
Deposits	1,176,491	45.05	36,435	3.10	958,347	38.71	39,116	4.08	876,195	40.78	26,967	3.08
CD	114,626	4.39	6,447	5.62	157,372	6.36	9,600	6.10	149,773	6.97	8,076	5.39
Borrowing	74,090	2.84	2,519	3.40	67,277	2.72	3,332	4.95	60,264	2.81	2,437	4.04
Call Loan	13,284	0.51	333	2.51	21,912	0.89	1,043	4.76	19,148	0.89	1,130	5.90
Debenture	382,416	14.64	20,840	5.45	418,532	16.91	24,970	5.97	369,104	17.18	18,850	5.11
Others	64,611	2.47	2,488	3.85	76,243	3.08	4,259	5.59	57,816	2.69	3,519	6.09
Subtotal	1,825,518	69.91	69,062	3.78	1,699,683	68.66	82,320	4.84	1,532,300	71.32	60,980	3.98
Fund in Foreign Currency
Deposits	105,507	4.04	2,187	2.07	67,431	2.72	1,791	2.66	49,953	2.33	1,532	3.07
Borrowing	77,761	2.98	1,833	2.36	97,945	3.96	3,083	3.15	67,179	3.13	2,408	3.58
Call Loan	11,884	0.46	367	3.09	10,913	0.44	466	4.27	10,733	0.50	524	4.88
Debenture	52,920	2.03	970	1.83	49,316	1.99	1,897	3.85	39,398	1.83	2,068	5.25
Others	2,014	0.08	57	2.83	10,938	0.44	445	4.07	23,062	1.07	712	3.09
Subtotal	250,086	9.58	5,414	2.16	236,543	9.56	7,682	3.25	190,324	8.86	7,243	3.81
Interest bearing funding	2,075,604	79.49	74,476	3.59	1,936,226	78.22	90,002	4.65	1,722,624	80.18	68,224	3.96
Others
Shareholder equity	197,197	7.55	0	0.00	181,847	7.35	0	0.00	174,937	8.14	0	0.00
Loan loss reserve	15,488	0.59	0	0.00	15,707	0.63	0	0.00	11,147	0.52	0	0.00
Others	322,978	12.37	0	0.00	341,710	13.80	0	0.00	239,699	11.16	0	0.00
Non-interest bearing funding	535,663	20.51	0	0.00	539,264	21.78	0	0.00	425,783	19.82	0	0.00
Total Funding	2,611,267	100.00	74,476	2.85	2,475,490	100.00	90,002	3.64	2,148,408	100.00	68,224	3.18

1)	The “Average Balance” is the arithmetic mean of the ending balance of each quarter.

Use of Funds

	2009				2008				2007
	(Jan.1~Jun.30)				(Jan.1~Dec.31)				(Jan.1~Dec.31)
	Average Balance		Interest	Interest	Average Balance		Interest	Interest	Average Balance		Interest	Interest
(In KRW hundred million, %)	Ratio (%)		Paid	Rate (%)	Ratio (%)		Paid	Rate (%)	Ratio (%)		Paid	Rate (%)
Use
Fund in KRW
Deposits	110,557	4.23	1,748	1.58	73,760	2.98	2,581	3.50	67,425	3.14	1,501	2.23
Securities	487,858	18.68	20,444	4.19	425,433	17.19	20,497	4.82	389,806	18.14	17,014	4.36
Loans	605,442	23.19	32,955	5.44	1,224,471	49.46	89,602	7.32	1,078,194	50.19	72,320	6.71
(Household)	605,442	23.19	32,955	5.44	574,061	23.19	40,925	7.13	528,181	24.58	35,298	6.68
(Corporate)	703,441	26.94	41,846	5.95	650,410	26.27	48,677	7.48	550,013	25.60	37,022	6.73
Advances for customers	819	0.03	11	1.34	397	0.02	11	2.77	175	0.01	8	4.29
Call Loan	14,648	0.56	388	2.65	10,667	0.43	496	4.65	8,609	0.40	442	5.13
Debenture	28,255	1.08	1,649	5.84	32,457	1.31	2,041	6.29	41,847	1.95	2,567	6.13
Credit Card Receivable	118,236	4.53	31,488	26.63	100,551	4.06	27,839	27.69	94,300	4.39	23,240	24.64
(Card Loan)	25,301	0.97	3,926	15.52	29,681	1.20	5,351	18.03	31,215	1.45	5,338	17.10
Others	62,190	2.38	4,017	6.46	65,796	2.66	4,715	7.17	72,038	3.35	4,986	6.92
Loan loss reserve	(35,192)	(1.35)	0	0.00	(30,502)	(1.23)	0	0.00	(28,316)	(1.32)	0	0.00
Subtotal	2,096,254	80.28	134,546	6.42	1,903,030	76.87	147,782	7.77	1,724,078	80.25	122,077	7.08
Fund in Foreign Currency
Deposits	28,835	1.10	214	0.74	16,573	0.67	394	2.38	9,343	0.43	292	3.13
Securities	23,318	0.89	533	2.29	20,117	0.81	891	4.43	17,486	0.81	727	4.16
Loan	133,681	5.12	5,185	3.88	141,759	5.73	6,873	4.85	78,387	3.65	4,564	5.82
Call loan	11,541	0.44	94	0.81	8,640	0.35	235	2.72	5,360	0.25	299	5.58
Bills bought	30,760	1.18	1,521	4.94	39,621	1.60	1,791	4.52	35,803	1.67	1,901	5.31
Others	3,799	0.15	147	3.87	5,493	0.22	466	8.48	68,846	3.20	1,282	1.86
Loan loss reserve	(2,733)	(0.10)	0	0.00	(2,342)	(0.09)	0	0.00	(1,441)	(0.07)	0	0.00
Subtotal	229,201	8.78	7,694	3.36	229,861	9.29	10,650	4.63	213,785	9.95	9,065	4.24

	2009				2008				2007
	(Jan.1~Jun.30)				(Jan.1~Dec.31)				(Jan.1~Dec.31)
	Average Balance		Interest	Interest	Average Balance		Interest	Interest	Average Balance		Interest	Interest
(In KRW hundred million, %)	Ratio (%)		Paid	Rate (%)	Ratio (%)		Paid	Rate (%)	Ratio (%)		Paid	Rate (%)
Interest earning funding	2,325,455	89.05	142,240	6.12	2,132,890	86.16	158,432	7.43	1,937,864	90.20	131,142	11.32
Others
Cash	22,893	0.88	0	0.00	23,746	0.96	0	0.00	27,901	1.30	0	0.00
PP&E	23,700	0.91	0	0.00	24,194	0.98	0	0.00	75,437	3.51	0	0.00
Others	239,219	9.16	0	0.00	294,660	11.90	0	0.00	107,205	4.99	0	0.00
Non-interest earning funding	285,812	10.95	0	0.00	342,600	13.84	0	0.00	210,543	9.80	0	0.00
Total use of funds	2,611,267	100.00	142,240	5.45	2,475,490	100.00	158,432	6.40	2,148,408	100.00	131,142	6.10

1)	The “Average Balance” is the arithmetic mean of the ending balance of each quarter.

Other Financial Information
Group BIS Ratio

(KRW million)

	2009	2008	2007
Aggregate Amount of Equity Capital (A)	22,572,130	18,723,461	15,815,434
Risk-Weighted Assets (B)	179,083,070	183,741,412	161,849,385
BIS Ratio (A/B) 1)	12.60%	10.19%	9.77%

1)	In accordance with the amendments in the Financial Holding Company Guidelines of the Financial Service Commission (“FSC”), the Group BIS Ratio, rather than the Requisite Capital Ratio, is used as an index for measuring capital adequacy, beginning FY2007.
Won Liquidity Ratio

(KRW million)

	20091)	2008	2007
Won Assets due within 3 months (A)	470,681	920,661	220,009
Won Liabilities due within 3 months (B)	376,446	690,397	209,888
Won Liquidity Ratio (A/B)	125.03%	133.35%	104.82%

1)	2009 figures are assets and liabilities due within 1 month
Liabilities to Equity Ratio

(KRW million)

	2009	2008	2007
Liabilities (A)	6,392,346	8,307,683	7,349,727
Equity (B)	20,728,361	17,605,883	17,977,801
Liabilities to Equity Ratio (A/B)	30.84%	47.19%	40.88%

Capital Adequacy Ratio and Other Ratios of Certain Subsidiaries

(1) BIS Capital Adequacy Ratio (%) 1)

	2009	2008	2007
Shinhan Bank 2)	15.13	13.44	12.09

1)	The BIS Capital Adequacy Ratio is computed in accordance with the guidelines issued by the FSC for commercial banks. Under these guidelines, commercial banks are required to maintain a minimum capital adequacy ratio of 8%.

2)	2007 ratios for Shinhan Bank are based on Basel I. Basel II FIRB Approach was applied in calculating BIS for 2008 and 2009.

(2) Adjusted Equity Capital Ratio (%)

	2009	2008	2007
Shinhan Card	26.73	20.32	25.31

*	The Adjusted Equity Capital Ratio represents the ratio of total adjusted shareholder’s equity to total adjusted assets and is computed in accordance with the guidelines issued by FSC for credit card companies. Under these guidelines, Shinhan Card is required to maintain a minimum adjusted equity capital ratio of 8%.

(3) Net Capital Ratio (%)

	Dec 31. 2009	Mar. 31 2009	Mar. 31 2008
Shinhan Investment	608.08	678.79	783.89

*	Net Capital Ratio is computed in accordance with the guidelines issued by the FSC for securities brokerage businesses. Under these guidelines, Shinhan Investment Corporation is required to maintain a minimum net capital ratio of 100%.

(4) Solvency Margin Ratio (%)

	Dec 31. 2009	Mar. 31 2009	Mar. 31 2008
Shinhan Life Insurance	262.67	208.60	222.74

*	Under the guidelines issued by the FSC, Shinhan Life Insurance is required to maintain a minimum solvency margin ratio of 100%.
Non- Performing Loans of Certain Subsidiaries 1)

(1) Non- Performing Loans

(KRW million)

	Dec. 31, 2009		Dec.31, 2008		Dec.31, 2007
	Balance of	NPL to total	Balance of	NPL to total	Balance of	NPL to total
	NPL	Loans (%)	NPL	Loans (%)	NPL	Loans (%)

Shinhan Bank	1,158,985	0.77	1,306,316	0.85	848,846	0.63
Shinhan Card 2)	435,083	3.08	339,101	2.91	448,866	3.71

	Dec. 31, 2009		Mar.31, 2009		Mar.31, 2008
	Balance	NPL to total	Balance of	NPL to total	Balance of	NPL to total
	of NPL	Loans (%)	NPL	Loans (%)	NPL	Loans (%)

Shinhan Investment 2)	253,995	19.45	125,366	12.14	27,738	2.35
Shinhan Life Insurance	38,800	1.53%	40,369	1.69%	23,224	1.10%

1)	Non-performing loans of banks are defined as those loans are past due more than 90 days or those are placed on non-accrual status according to the guidelines of the FSC.

2)	Under the guidelines of the FSC, every securities brokerage company and credit card company shall classify its loans into five categories: “normal,” “precautionary,” “substandard,” “doubtful” and “estimated loss.” Under the Group’s internal measures, non-performing loans of Shinhan Investment, and Shinhan Card includes loans classified as “substandard,” “doubtful,” and “estimated loss.”

     (2) Loan Loss Allowances & Write-offs for the period

	(KRW million)

	Jan. 1, 2009~	Jan. 1, 2008~	Jan. 1, 2007~
	Dec. 31, 2009	Dec. 31, 2008	Dec. 31, 2007
Shinhan Bank
Allowance for Possible Loan Losses	2,641,918	2,661,427	1,991,574
Allowance for doubtful accounts on Acceptance and Guarantees	105,629	113,669	59,926
Allowances for Losses Related to Unused Ceiling	267,859	249,442	341,750
Other Allowances	88,337	69,557	104,181
Allowance for Valuation of Bonds	7,609	8,152	9,616
Total	2,843,493	2,852,805	2,165,297
Write-offs	1,006,941	340,942	186,316
Shinhan Card
Allowance for Possible Loan Losses	793,469	773,960	947,736
Allowance for reward on credit card use	273,233	246,429	212,775
Allowances for Losses Related to Unused Ceiling	488,559	485,738	455,639
Other Allowances	12,619	22,325	15,385
Total	1,567,880	1,528,452	1,631,535
Write-offs	469,087	603,883	430,535

	Apr. 1, 2009~	Apr. 1, 2008~	Apr. 1, 2007~
	Dec 31, 2009	Mar. 31, 2009	Mar. 31, 2008
Shinhan Investment
Allowance for Possible Loan Losses	182,288	110,753	33,005
Other Allowances	21,942	—	—
Total	204,230	110,753	33,005
Write-offs	4,682	502	2,584
Shinhan Life Insurance
Allowance for Possible Loan Losses	37.944	31.589	22.805
Total	37.944	31.589	22.805
Write-offs	4.540	1.330	860

Twenty Largest Exposures by Borrower

						(KRW billion)
		Loans in			Guarantees
As of Dec. 31, 2009		Foreign	Equity		and	Total
consolidated basis	Loans in Won	Currency	Securities	Debt Securities	Acceptances	Exposures
Ministry of Strategy & Finance	—	—	—	11,542.0	—	11,542.0
Bank of Korea	300.0	—	—	5,333.7	—	5,633.7
Korea Deposit Insurance Corporation	—	—	—	2,550.7	—	2,550.7
Industrial Bank of Korea	142.1	14.2	0.0	1,724.0	—	1,880.4
Korea Development Bank	7.8	—	18.3	1,606.6	—	1,632.7
Hyundai Samho Heavy Industries Co., Ltd.	19.4	10.6	—	—	1,496.2	1,526.2
Hyundai Heavy Industries Co., Ltd.	3.1	17.0	24.1	10.0	1,392.1	1,446.4
POSCO	14.8	17.2	1,240.5	61.6	97.5	1,431.5
Kookmin Bank	28.6	—	21.3	1,239.1	—	1,289.0
I-CLOVER CO., LTD	675.7	—	—	582.8	0.1	1,258.6
Hana Bank	4.3	132.3	—	1,012.5	—	1,149.1
Samsung Heavy Industries Co., LTd.	100.0	39.7	1.1	—	935.0	1,075.8
Woori Bank	14.5	—	—	1,052.4	—	1,066.9
Hynix Semiconductor	37.5	359.2	591.8	0.7	64.0	1,053.2
Hyundai Mipo Dockyard Co., Ltd	—	—	1.5	—	1,002.4	1,003.9
National Agricultural Cooperative Federation	4.0	—	4.1	968.2	5.4	981.7
STX Offshore & Shipbuilding Co., Ltd	20.0	14.1	0.0	—	894.5	928.7
SH Corporation	780.0	—	—	75.9	—	855.9
SK Energy	108.3	127.0	3.8	16.1	511.4	766.6
Songdo Cosmopolitan City Development Inc.	713.5	—	—	—	—	713.5
Total	2,973.7	731.3	1,906.4	27,776.5	6,398.7	39,786.6

Exposure to Main Debtor Groups

						(KRW billion)
		Loans in			Guarantees
As of Dec. 31, 2009		Foreign	Equity	Debt	and	Total
consolidated basis	Loans in Won	Currency	Securities	Securities	Acceptances	Exposures
Hyundai Heavy Industries	22.5	27.7	3.3	10.0	3,890.7	3,954.2
Samsung	615.1	912.8	637.6	234.8	1,279.1	3,679.5
Hyundai Motors	514.7	890.4	39.7	288.1	340.9	2,073.8
SK	508.2	165.6	323.8	123.1	672.0	1,792.8
POSCO	66.1	34.5	1,241.6	78.4	126.9	1,547.4
STX	81.5	121.7	32.2	—	941.6	1,176.9
Hynix	37.5	359.2	588.0	—	64.0	1,048.7
LG	107.9	455.4	8.7	185.4	165.5	923.0
LS	146.5	219.1	1.8	142.6	124.3	634.3
Lotte	215.9	56.1	17.4	174.2	87.9	551.5
Total	2,316.0	3,242.5	2,894.1	1,236.6	7,692.9	17,382.1
Loan Concentration by Industry

							(KRW million)
			Loans in Foreign
	Loans in Won		Currency		Others		Total Exposures
As of Dec. 31, 2009		Weight		Weight		Weight		Weight
consolidated basis	Amount	(%)	Amount	(%)	Amount	(%)	Amount	(%)
Manufacturing	19,576,255	14.77	3,313,740	34.58	7,074,414	24.74	29,964,409	17.55
Retail and wholesale	11,293,599	8.52	711,116	7.42	1,330,166	4.65	13,334,881	7.81
Real Estate, leasing and service	16,858,445	12.72	1,248,396	13.03	192,416	0.67	18,299,257	10.72
Construction	5,857,791	4.42	40,854	0.43	774,970	2.71	6,673,615	3.91
Hotel and leisure	3,627,311	2.74	239,009	2.49	108,925	0.38	3,975,245	2.33
Finance and insurance	4,241,347	3.2	444,094	4.63	1,434,339	5.02	6,119,780	3.58
Others	9,210,576	6.95	3,446,620	35.96	2,154,169	7.53	14,811,365	8.68
Consumers	61,886,997	46.69	140,097	1.46	15,522,851	54.29	77,549,945	45.42
Totals	132,552,321	100	9,583,926	100	28,592,250	100	170,728,497	100

Top Twenty Non-Performing Loans
(KRW billion)

Borrower	Industry	Gross Principal Outstanding	Allowance for Loan Losses
A	Real estate, leasing and service	71.4	46.9
B	Construction	54.0	40.5
C	Real estate, leasing and service	19.8	13.8
D	Construction	18.5	3.7
E	Manufacturing	17.8	4.2
F	Real estate, leasing and service	12.9	9.7
G	Transportation	11.3	2.9
H	Other service	9.8	2.0
I	Other service	7.6	1.0
J	Manufacturing	7.2	2.3
K	Real estate, leasing and service	7.1	1.6
L	Other service	6.9	1.6
M	Other service	6.5	1.3
N	Manufacturing	5.9	1.3
O	Other service	5.9	0.9
P	Real estate, leasing and service	5.5	5.5
Q	Manufacturing	5.5	0.8
R	Construction	5.3	5.3
S	Real estate, leasing and service	5.3	1.1
T	Real estate, leasing and service	5.0	0.2
	Total	289.3	146.6
F Consolidated basis as of December 31, 2009

3. Independent Auditor
Audit Opinion for the last 3 years

	FY 2009	FY 2008	FY 2007
Audit Opinion	Unqualified	Unqualified	Unqualified
Compensation to the Independent Auditor for Audit and Review Services
     The following is a description of the fees for audit and review services performed by our independent auditor for the last three years in connection with our financial statements prepared in accordance with generally accepted accounting principles in Korea.

		Payment		Working
Year	Auditor	(KRW mil.)	Details	hours
2009	KPMG Samjong Accounting Corp.	355	Review/Audit of Financial Statements	4,595 hours
2008	KPMG Samjong Accounting Corp.	355	Review/Audit of Financial Statements	5,106 hours
2007	KPMG Samjong Accounting Corp.	341	Review/Audit of Financial Statements	4,599 hours
	KPMG Samjong Accounting Corp.	399	Review of Financial Statements related to accounting treatment of LG Card acquisition	2,755 hours
4. Directors, Executive Officers and Employees
Directors and Executive Officers
1) Executive Directors

Name	Date of Birth	Position	Service Term
Eung Chan Ra	Nov. 25, 1938	Chairman of Shinhan Financial Group Board Steering Committee Chair	3 years starting from March 24, 2010

Sang Hoon Shin	Jul. 1, 1948	President & CEO	2 years starting from March 17, 2009
2) Non-Executive Directors
     Currently, 10 non-executive directors are in office, 8 of which outside directors who are nominated by our Outside Director Recommendation Committee and appointed pursuant to the approval of general shareholders’ meeting on March 24, 2010.
     Our non-executive directors are as follows:

Outside
Name	Date of Birth	Director	Sub-Committees	Service Term
Baek Soon Lee	Oct. 8, 1952	X	—	3 years starting from March 17, 2009

Outside
Name	Date of Birth	Director	Sub-Committees	Service Term
Shee Yul Ryoo	Sept. 5, 1938	X	Risk Management Committee chair Board Steering Committee member Compensation Committee member	1 year starting from March 24, 2010

Byung-il Kim	Sep. 1, 1945	O	Compensation Committee chair Board Steering Committee member	1 year starting from March 24, 2010

Yo Koo Kim	Mar. 23, 1950	O	Audit Committee member	1 year starting from March 24, 2010

Hui Mook Kim	Aug. 17, 1957	O	—	1 year starting from March 24, 2010

Ke Sup Yun	May 20, 1945	O	Audit Committee chair Risk Management Committee member Compensation Committee member	1 year starting from March 24, 2010

Sung Bin Chun	Jan. 21, 1953	O	Chairman of Board of Directors Board Steering Committee member Audit Committee member	1 year starting from March 24, 2010

Haeng Nam Chung	Mar. 15, 1941	O	Board Steering Committee member	1 year starting from March 24, 2010

Yoji Hirakawa	Feb. 13, 1953	O	—	1 year starting from March 24, 2010

Philippe Aguignier	Sep. 26, 1957	O	Risk Management Committee member	1 year starting from March 24, 2010
For personal profiles of the outside directors, please refer to our Form 6-K filed on February 26, 2010.
3) Executive Officers
In addition to the executive directors, we currently have the following executive officers:

Name	Date of Birth	Position	In charge of
Buhmsoo Choi	Aug. 8, 1956	Deputy President & Chief Financial Officer	- Finance Management Team - Investor Relations Team - Strategic Planning Team - Global Business Strategy Team - Shinhan FSB Research Institute

Sung Ho Wi	Jun. 12, 1958	Deputy President	- General Affairs Team - Business Management Team - Public Relations Team - CSR & Culture Management Team

Chan Hee Jin	Jun. 10, 1955	Deputy President	- Synergy Management Team - Information & Technology Planning Team - Audit Team

Hyo IL Lee	Sep. 26, 1959	Managing Director	- Synergy Management Team

Yee Yong Jo	Feb. 13, 1957	Managing Director	- Compliance Team

Sam Yong Lee	June 11, 1953	Managing Director	- Risk Management Team

Stock Options (as of Dec 31, 2009)

		No. of Exercised	No. of Cancelled	No. of Exercisable
	No. of	Options	Options	Options
	Granted Options (A)	(B)	(C)	(D = A – B – C)	Exercise Price
Granted in 2003	1,020,416	1,008,816	11,600	—	11,800
Granted in 2004	1,258,923	1,243,723	15,200	—	21,595
Granted in 2005	2,620,331	601,623	251,300	1,767,408	28,006
Granted in 2006	3,206,173	79,584	480,300	2,646,289	38,829
Granted in 2007	1,301,050	—	148,700	1,152,350	54,560
Granted in 2008	808,700	—	109,690	699,010	49,053
Granted in 2009	614,735	—	614,735	—	23,405

Total	10,830,328	2,933,746	1,631,525	6,265,057	—

Note)	The weighted-average exercise price of outstanding exercisable options as of Dec. 31, 2009 is KRW 39,810.
Employees (as of Dec 31, 2009)

			Total Salaries and	Average Payment
			wages paid in 2009	per person
	Number of Employees	Average length of Service	(KRW million)	(KRW million)
Total	135	2 yrs 3 mths	8,504	63
5. Major Shareholders and Market Price Information of our Common Shares and ADRs
Major Shareholders1) of Shinhan Financial Group as of Dec. 31, 2009

Name	No. of Common Shares owned	Ownership%
BNP Paribas Group2)	30,106,276	6.35

Total	30,106,276	6.35

1)	Shareholders who own beneficial ownership of 5% or more.

2)	During the months of August and September of 2009, BNP Paribas Luxemburg, an affiliate of BNP Paribas Group, announced it has sold 8,467,963 of common shares through a series of public filing. As a result, BNP Paribas Group holds 30,106,276 or 6.35% of our common shares as of Dec. 31, 2009.

Common Share Traded on the Korea Exchange

(KRW, number of shares)

	July 2009	Aug. 2009	Sep. 2009	Oct. 2009	Nov. 2009	Dec. 2009
Price per share
High	41,600	42,500	48,950	49,000	49,550	47,350
Low	32,900	38,800	42,100	44,500	44,150	43,200
Avg.	35,963	41,019	46,061	47,314	47,164	45,562
Trading Volume	67,685,036	53,817,978	60,030,877	42,692,228	33,367,895	39,876,374
Highest Daily Trading Volume	5,588,808	4,298,230	4,444,317	3,628,069	3,764,932	4,463,172
Lowest Daily Trading Volume	1,542,585	1,067,417	1,194,900	1,126,835	821,886	982,116
American Depositary Shares traded on the New York Stock Exchange

(USD, number of shares)

	July 2009	Aug. 2009	Sep. 2009	Oct. 2009	Nov. 2009	Dec. 2009
Price per share
High	67.28	69.96	82.87	85.20	86.42	81.83
Low	50.56	60.92	65.14	75.65	76.50	74.28
Avg.	57.52	66.53	76.21	80.60	81.86	78.01
Trading Volume	2,273,916	1,387,528	1,814,680	2,159,261	1,620,825	1,509,390
Highest Daily Trading Volume	277,872	137,350	162,484	251,769	143,045	141,197
Lowest Daily Trading Volume	36,278	30,791	27,895	39,650	40,060	32,140

*	1 ADR = 2 Common Shares

6. Related Party Transactions

Loans to Subsidiaries							(KRW billion)

		Origination	Maturity		Lending	Beginning			Ending
Subsidiary	Loan Type	Date	Date	Funding Rate	Rate	Balance	Increase	Decrease	Balance
Shinhan Card	Loan in KRW	2003-04-23	2009-04-23	5.47%	5.92%	100	—	100	—
Shinhan Capital	Loan in KRW	2004-03-24	2009-03-24	5.11%	5.93%	20	—	20	—
Shinhan Capital	Loan in KRW	2004-06-25	2009-06-25	4.93%	5.22%	50	—	50	—
Shinhan Investment	Loan in KRW	2005-01-31	2010-07-31	4.59%	5.25%	70	—	—	70
Shinhan Card	Loan in KRW	2006-01-24	2009-01-24	5.24%	5.41%	50	—	50	—
Shinhan Capital	Loan in KRW	2006-01-24	2009-01-24	5.24%	5.41%	50	—	50	—
Shinhan Card	Loan in KRW	2006-02-27	2009-02-27	5.07%	5.23%	30	—	30	—
Shinhan Capital	Loan in KRW	2006-02-27	2009-02-27	5.07%	5.23%	70	—	70	—
Shinhan Capital	Loan in KRW	2006-04-24	2009-04-24	5.09%	5.22%	100	—	100	—
Shinhan Investment	Loan in KRW	2006-07-31	2012-01-31	5.16%	5.64%	100	—	—	100
Shinhan Capital	Loan in KRW	2006-09-26	2011-09-26	4.91%	4.99%	50	—	—	50
Shinhan Capital	Loan in KRW	2007-03-23	2012-03-23	5.28%	5.48%	50	—	—	50
Shinhan Capital	Loan in KRW	2007-04-13	2010-04-13	5.24%	5.38%	50	—	—	50
Shinhan Capital	Loan in KRW	2007-06-08	2012-06-08	5.54%	5.95%	50	—	—	50
Shinhan Capital	Loan in KRW	2007-09-27	2010-09-27	5.91%	6.05%	100	—	—	100
Shinhan Capital	Loan in KRW	2007-11-27	2010-11-27	6.24%	6.37%	50	—	—	50
Shinhan Card	Loan in KRW	2007-11-27	2012-11-27	6.33%	6.41%	100	—	—	100
Shinhan Capital	Loan in KRW	2007-12-18	2010-12-18	6.69%	6.83%	50	—	—	50
Shinhan Card	Loan in KRW	2007-12-18	2012-12-18	6.78%	6.86%	50	—	—	50
Shinhan Card	Loan in KRW	2008-01-23	2011-01-23	6.46%	6.60%	100	—	100	—
Shinhan Capital	Loan in KRW	2008-01-23	2011-01-23	6.46%	6.60%	50	—	—	50
Shinhan Capital	Loan in KRW	2008-01-23	2013-01-23	6.51%	6.60%	50	—	—	50
Shinhan Card	Loan in KRW	2008-02-21	2011-02-21	5.51%	5.66%	150	—	—	150
Shinhan Card	Loan in KRW	2008-03-12	2011-03-12	5.71%	5.84%	200	—	—	200
Shinhan Capital	Loan in KRW	2008-03-12	2011-03-12	5.71%	5.84%	50	—	—	50
Shinhan Card	Loan in KRW	2008-06-27	2011-06-27	6.41%	6.53%	200	—	—	200
Shinhan PE	Loan in KRW	2008-06-27	2009-06-26	5.98%	6.18%	5	—	5	—
Shinhan Card	Loan in KRW	2008-07-31	2011-07-31	6.76%	6.90%	100	—	—	100
Shinhan Capital	Loan in KRW	2008-07-31	2011-07-31	6.76%	6.90%	50	—	—	50
Shinhan PE	Loan in KRW	2008-08-13	2009-08-13	6.65%	6.85%	5	—	5	—
Shinhan Card	Loan in KRW	2008-12-11	2011-12-11	8.01%	8.12%	100	—	100	—
Shinhan Capital	Loan in KRW	2008-12-11	2011-12-11	8.01%	8.12%	30	—	30	—
Shinhan Capital	Loan in KRW	2008-12-18	2009-09-03	8.13%	8.20%	120	—	120	—
SH&C	Loan in KRW	2008-12-26	2015-12-26	—	9.00%	10	—	10	—
Shinhan Capital	Loan in KRW	2009-01-06	2010-08-19	6.53%	6.63%	—	50	50	—
Shinhan PE	Loan in KRW	2009-08-13	2010-08-13	3.93%	3.99%	—	5	—	5
Total	—	—	—	—	—	2,410	55	890	1,575

Exhibit 99-1
Independent Accountant’s Audit Report (Non-consolidated Financial Statements) of Shinhan Financial Group as of Dec. 31, 2009
Exhibit 99-2
Independent Accountant’s Audit Report (Consolidated Financial Statements) of Shinhan Financial Group as of Dec. 31, 2009

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHINHAN FINANCIAL GROUP CO., LTD.
By	/s/ Buhmsoo Choi
	Name:	Buhmsoo Choi
	Title:	Chief Financial Officer

Date : March 31, 2010